Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

AuRico Gold Inc.
110 Yonge Street
Suite 1601
Toronto, Ontario
M5C 1T4 CANADA

Item 2	Date of Material Change

September 4, 2012

Item 3	News Release

An AuRico Gold Inc. press release was disseminated over Canada NewsWire on September 4, 2012.

Item 4	Summary of Material Change

AuRico Gold Inc. declares commercial production at the Young-Davidson Mine.

Item 5	Full Description of Material Change

AuRico Gold Inc. has reported that its Young-Davidson mine achieved commercial production effective September 1, 2012, located in Matachewan, Ontario.

Commercial production was declared once the mine achieved previously established commissioning thresholds, which included the mill averaging a minimum throughput level of 5,100 tonnes per day, the open pit averaging 29,750 tonnes per day of ore and waste mining, both over a 30-day period, as well as the commissioning of the flotation and gravity circuits.

Young-Davidson Key Performance Indicators
	April 2012	May 2012	June 2012	July 2012	August 2012[3]
Open Pit (tpd)	27,011	26,754	32,020	31,039	31,776
Mill throughput (tpd)	2,670	4,075	6,163	5,300[1]	5,473[2]
Mill grade (g/t)	0.73	1.05	1.40	0.88	1.07
Recoveries (%)	60%	82%	88%	81%	86%
Production (gold ounces)	1,170	3,489	7,291	3,766	5,023
Mill Availability (%)	57%	66%	95%	83%	88%
1. Including a 3-day maintenance shutdown 2. Including a 2-day shutdown for SAG mill reline 3. Estimated values only, subject to change

Recent key operating highlights include:

  The mill facility continued to exceed commissioning threshold levels with four days exceeding 7,000 tonnes per day.

  Gold recoveries steadily increased to targeted levels of approximately 90% following the commissioning of the gravity and flotation circuits and the optimization of the grinding circuit.

  Commissioning of the primary crusher as well as the conveyor system and ore bins is complete, which streamlines the introduction of mill feed into the mill circuit.

  AuRico Gold Inc. has established a separate 178,000 tonne high- grade stockpile at grades of approximately 1.52 g/t that is in addition to the more than one million tonne stockpile.

  Underground long- hole drilling contractors have been mobilized on site and stope preparation in the Upper Boundary Zone is progressing on schedule. Production from the initial two stopes is expected to begin during the fourth quarter and average approximately 1,000 tonnes per day with grades averaging approximately 3.5 grams per tonne gold.

  Raiseboring of the second leg (450 metres) of the Northgate shaft will start in September and is targeted to reach a vertical depth of 890 metres (9440 level), with a final target of 1,500 vertical metres. The Company anticipates hoisting waste by the second quarter of 2013 and hoisting ore by the third quarter of 2013 once the mid-shaft crushing circuit is commissioned.

  As of August 31, 2012 the Young-Davidson mine reported over 2.3 million hours without a lost time injury.

  A Grand Opening celebration was held at the Young-Davidson mine on August 11 with more than 850 people in attendance including employees and their families, government officials, community leaders and local community members.

The production ramp-up at the Young Davidson mine continues to progress well and the operation is expected to be a major driver of AuRico Gold Inc.’s growth profile going forward. Production growth in 2013 and beyond will be supported by increasing contributions of higher grade ore as the underground mine begins production in the fourth quarter of 2012 and ramps up to targeted levels of up to 8,000 tonnes per day by 2016.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Scott Perry
President & Chief Executive Officer
AuRico Gold Inc.
Tel: (647) 260-8880

Item 9	Date of Report

September 7, 2012